Ignite Biomedical, Inc.

ANNUAL REPORT

945 Concord Street, Suite 202
Framingham, MA 01701
(617) 571-5855
https://www.ignitebiomedical.com/

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

Ignite Biomedical, Inc. (or the "Company") addresses the critical issue of medication non-response with its AI-driven, blood-based biomarker tests, known as Therapeutic Response Predictors (TRPs). The Company's flagship product predicts patient response to TNF inhibitors—medications for autoimmune conditions like Crohn's Disease and Rheumatoid Arthritis. By enabling personalized treatment, Ignite Biomedical aims to prevent unnecessary drug exposure, mitigate adverse effects, and improve patient outcomes.

Business Model

Ignite Biomedical generates revenue through high-accuracy, RNA-based blood tests that predict patient response to TNFi therapies. Initially targeting the inflammatory bowel disease (IBD) market, Ignite plans to expand to other indications within autoimmune diseases. With partnerships that include Liquid Biosciences for biomarker discovery and SmartHealth Diagnostics for lab support, Ignite is positioned to secure regulatory approval, pursue reimbursement from Medicare and private insurers, and scale commercially.

Intellectual Property

Ignite Biomedical's technology is protected under patents for predictive biomarkers in inflammatory conditions, with coverage extending through 2038. Its intellectual property, backed by the Emerge AI platform from Liquid Biosciences, provides Ignite exclusive rights to cutting-edge, RNA-based biomarkers for therapeutic response

prediction, allowing the Company to deliver highly accurate tests that are differentiated from other products on the market.

Jake P. Nichols' 2018 Personal Bankruptcy and Related Considerations

Jake P. Nichols, the CMO and Board Director of Ignite Biomedical, Inc., voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. His financial difficulties stemmed from a combination of personal and professional challenges, including significant debt accumulated over a prolonged period of hardship and extended unemployment. Ultimately, he chose to file for bankruptcy as a result of these circumstances.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Founder stock grant
Date: November 02, 2022
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note
Final amount sold: $1,825,000.00
Use of proceeds: Licensing & test development
Date: July 31, 2023
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $575,000.00
Use of proceeds: Continuing operations and clinical development
Date: January 31, 2025
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

Without additional investment, we could operate for approximately 3 months.

Foreseeable major expenses based on projections:

Our primary expense will be our planned clinical trial. It's estimated that for 2026, costs associated with the clinical trial will be approximately $1.5 million and could total $3.6 million.

Future operational challenges:

Scaling our operations is the primary challenge. We have secured intellectual property for additional tests already, but without capital, they obviously can’t be developed as blood tests.

Future challenges related to capital resources:

The rate at which we raise capital is directly proportional to how quickly we can get our current test approved for use. If we experience delays in completing our clinical trial, that will also impact the regulatory process.

Future milestones and events:

Our first test has recently achieved an important milestone, which is referred to as analytic validity. Other future milestones that will impact our company include:

- Official commencement of our clinical trial

- Achieving regulatory approval as a laboratory-developed test (LDT)

- Attaining reimbursement for Medicare and Medicaid

- Publication of trial results

- FDA clearance

- Procurement of additional intellectual property

- Development of new tests

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 221090.

Debt

Creditor: Convertible Note Payable
Outstanding balance: $1,500,000.00
Interest rate: 15%
Material terms: Conversion Trigger: Raise of $1 million in Series A round Discount Rate: 20% Valuation Cap: 10000000

Creditor: Convertible Note Payable
Outstanding balance: $1,055,000.00
Interest rate: 15%
Material terms: Conversion Trigger: Raise of $1 million in Series A round Discount Rate: 20% Valuation Cap: 20000000

Creditor: Dr. Stuart Gitlow
Outstanding balance: $500,000.00
Interest rate: 7%
Material terms: Ignite Biomedical currently carries a $500,000 loan from current shareholder Dr. Stuart Gitlow, as of March 5, 2025. This debt is repayable upon receipt of sufficient proceeds from our upcoming Series A round to discharge the then-outstanding Principal and accrued but unpaid Interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Claudio Faria

Claudio Faria's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman and Chief Executive Officer
• Dates of Service: September 2024 — Present
• Responsibilities: Claudio is the CEO and Chairman of the Board at Ignite Biomedical, as well as an original founder. Claudio is a 51% shareholder in Ignite Biomedical and receives a salary compensation of $300K from the Company.

Other business experience in the past three years:

• Employer: Alexion-AstraZeneca
Title: Executive Director, Global Outcomes and Economics
Dates of Service: November 2018 — September 2022
Responsibilities: Address value (clinical and economic benefit) of their portfolio globally with a focus on US and Latin America with external stakeholders.

Name: Jake Nichols

Jake Nichols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Board Member, Principal Accounting Officer, and Chief Medical Officer
• Dates of Service: November 2022 — Present
• Responsibilities: As a cofounder and CMO, Jake's role is to convey the vision that Ignite Biomedical has for product development. Jake does not receive salary or equity compensation from the Company. Jake will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

• Employer: PlanetPharma
Title: Medical Science Liaison
Dates of Service: January 2022 — May 2022
Responsibilities: Provide medical support to internal staff as well as study sites for a potential antidepressant treatment.
• Employer: US Worldmeds
Title: Director of Medical Affairs
Dates of Service: October 2022 — November 2024

Responsibilities: Providing medical support relative to the company's medications to both internal employees and clinicians treating addiction.

Name: Kimberly Baldwin

Kimberly Baldwin's current primary role is with Ipsen Biopharmaceuticals . Kimberly Baldwin currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: April 2024 — Present
• Responsibilities: Kimberly is an active board member. Kimberly does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Ipsen Biopharmaceuticals
Title: Senior Vice President, Value & Access
Dates of Service: June 2014 — Present
Responsibilities: Kimberly Baldwin is the Senior Vice President of Value & Access where she is responsible for leading the strategic Pricing, Account Management, Trade & Distribution, Reimbursement and Patient Services functions for the US.

Name: Patrick Lilley

Patrick Lilley's current primary role is with Liquid Biosciences. Patrick Lilley currently services approximately 1-10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: December 2022 — Present
• Responsibilities: Patrick is a board member of Ignite Biomedical, and CEO of Ignite's AI biomarker discovery partner, Liquid Biosciences. Patrick does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Liquid Biosciences
Title: Chief Executive Officer
Dates of Service: April 2016 — Present
Responsibilities: Chief Executive Officer

Name: Joseph Boswell

Joseph Boswell's current primary role is with GenMAV Inc. Joseph Boswell currently services approximately 3 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2024 — Present
• Responsibilities: Joseph is on the Board of Directors and serves in an advisory capacity. Joseph does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: GenMAV Inc
Title: President, Chief Executive Officer, and Founder
Dates of Service: April 2021 — Present
Responsibilities: Joseph founded and runs the company.
• Employer: ACCESS Forum LLC
Title: President
Dates of Service: November 2022 — Present
Responsibilities: Joseph leads the industry organization.

Name: Brent McCall

Brent McCall's current primary role is with Presentation Impact, LLC. Brent McCall currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: October 2023 — Present
• Responsibilities: Brent is a Board Member and Investor in Friends and Family Round. Brent does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Presentation Impact, LLC
Title: President
Dates of Service: October 2014 — Present
Responsibilities: Founder, Owner, and President. Brent is also the lead trainer and coach.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Claudio Faria
Amount and nature of Beneficial ownership: 2,850,000
Percent of class: 51.82%

Title of class: Common Stock
Stockholder Name: Jake Nichols
Amount and nature of Beneficial ownership: 1,900,000
Percent of class: 34.55%

RELATED PARTY TRANSACTIONS

Name of Person: Dr. Stuart Gitlow
Relationship to Company: Pre-Seed Investor
Nature / amount of interest in the transaction: Dr. Stuart Gitlow is a pre-seed investor.
Material Terms: On October 7, 2024, Dr. Stuart Gitlow, a pre-seed investor and current shareholder, issued a $100,000 unsecured loan to the Company. The loan carries interest at 7.0% per annum and is repayable upon the Company's receipt of sufficient proceeds from this Regulation Crowdfunding offering to discharge the outstanding principal and accrued interest.

Name of Entity: Medovation Capital Resources, LLC
Names of 20% owners: Jay Rosan and Dixon Thayer
Relationship to Company: Consulting Services
Nature / amount of interest in the transaction: Medovation Capital Resources, LLC provides business consulting services.
Material Terms: Ignite Biomedical currently has an Equity Incentive Plan agreement with Medovation Capital Resources, LLC as of September 30, 2024. Medovation has been granted the option to purchase up to 317,633 shares at an exercise price of $11.80 per share. A total of 50% of those shares were vested at the grant date. The remaining 50% vests over the subsequent 24-month period, at 3-month intervals. To date, none of those options have been exercised.

OUR SECURITIES

The Company has authorized Common Stock, Seed Series Preferred Stock, Convertible Note, and Convertible Promissory Note Series 2025 - CF.

Common Stock
• Authorized: 10,000,000
• Outstanding: 5,500,000
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 500,000 shares to be issued pursuant to the Company's Stock Option Plan, reserved but unissued.

Voting Rights. One vote per share. Votes together with Preferred Stock as a single class on an as-converted basis. No cumulative voting.

Dividends. May receive dividends when declared, but only if Preferred Stockholders receive at least an equal dividend on an as-converted basis.

Liquidation Rights. Entitled to residual assets after all debts and any Preferred Stock liquidation preferences, if applicable.

Conversion. Common Stock is not convertible into any other class or series.

Drag-Along Rights. Subject to drag-along if majority of capital stockholders approve a company sale; must sell on the same terms as majority holders.

Seed Series Preferred Stock

• Authorized: 852,729
• Outstanding: 0
• Voting Rights: One vote per share as converted into shares of Common Stock.
• Material Rights: Voting Rights. Each share votes on an as-converted-to-Common basis, voting together with Common Stock as a single class. No cumulative voting.

Dividends. Non-cumulative: payable only if and when declared. No dividends on Common unless Preferred receives equal or greater value on an as-converted basis.

Optional Conversion. Convertible into Common Stock at any time at the holder's option at a 1:1 ratio based on the $11.80 Original Issue Price, subject to standard anti-dilution adjustments.

Mandatory Conversion. Automatic conversion upon a qualified IPO ($10M+ proceeds and national exchange listing) or approval by a majority of Preferred holders.

Adjustments. Conversion Price adjusts for stock splits, combinations, stock dividends, other distributions, and certain reorganizations.

Liquidation Rights. No stated preference; participates on an as-converted basis unless otherwise agreed in future financings.

Drag-Along Rights. Holders may be required to sell their shares in a majority-approved company sale on the same terms as majority holders.

Amendments. Majority of Preferred (over 50%) may amend or waive rights.

Convertible Note

• Amount Outstanding: $1,825,000.00
• Conversion Type: Shares of the same class of equity issued in the next qualified financing, or Series Seed Preferred Stock if converted at maturity or in a corporate transaction.
• Conversion Trigger: Raise of $1 million in Next Equity Financing
• Valuation Cap: $20,000,000.00

• Discount Rate: 20
• Interest Rate: 15
• Material Rights: Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted. Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

Convertible Note

• Amount Outstanding: $575,000.00
• Conversion Type: Shares of the same class of equity issued in the next qualified financing, or Series Seed Preferred Stock if converted at maturity or in a corporate transaction.
• Conversion Trigger: Raise of $1 million in Next Equity Financing
• Valuation Cap: $20,000,000.00
• Discount Rate: 20
• Interest Rate: 15
• Material Rights: Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted. Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

Convertible Promissory Note Series 2025 - CF

• Amount Outstanding: $0.00
• Conversion Type: Common Stock
• Conversion Trigger: Qualified Financing of at least $1,000,000 - see material rights below
• Valuation Cap: $20,000,000.00
• Discount Rate: 20
• Interest Rate: 15
• Material Rights: Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal

to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Please see the Company's Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.

What it means to be a minority holder

As a convertible note holder of the Company, you will have no voting rights. Should the note convert into shares of Common Stock, you have granted your votes by proxy to the CEO of the Company. Even if you were

to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

In addition to this crowdfunding raise, the Company is conducting a concurrent offering under Regulation D, Rule 506(c), with convertible notes on substantially similar terms. However, while Regulation Crowdfunding investors will receive Common Stock upon conversion, Regulation D investors may receive Preferred Stock, which could carry liquidation preferences, anti-dilution protection, or other preferential rights not afforded to Common Stockholders. As a result, this concurrent offering may result in additional dilution and a difference in rights among investor groups.

Please see the Offering Terms and Risk Factors sections of the Form C for more information.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Clarity-TNFi. Delays or cost overruns in the development of our Clarity-TNFi and failure of the product to meet our performance estimates may be caused

by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a convertible note holder of the company, you will have no voting rights. Should the note convert into shares of Common Stock, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ignite Biomedical, Inc. was formed on 11/2/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ignite Biomedical, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it’s because you think that Clarity-TNFi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio

from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or

retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Clinical Validation and Regulatory Approval for Product Commercialization
Ignite Biomedical's ability to generate revenue depends significantly on the successful clinical validation of its Clarity-TNFi test and subsequent regulatory approvals and reimbursements. Failure to demonstrate sufficient clinical efficacy during validation could delay or prevent regulatory approval, negatively impacting the company's commercialization timeline and financial performance. Additionally, Ignite's strategy relies on obtaining reimbursement codes from Medicare and other insurers; any challenges in securing favorable reimbursement rates or broad coverage could limit market adoption and accessibility of the test. Changes in regulatory policies or payer requirements could further impact the approval and acceptance of Ignite's products, posing a risk to the company's projected growth and financial stability.

Prior Personal Bankruptcy of Officer May Present Perceived Risk
Jake P. Nichols, our Chief Marketing Officer and a member of our Board of Directors, voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. This bankruptcy resulted from a combination of personal and professional financial challenges, including significant debt and a period of extended unemployment. While Mr. Nichols has since resolved these issues and is not currently subject to any bankruptcy proceedings, his past financial difficulties could raise concerns for potential investors and may negatively impact our reputation or our ability to secure financing in the future.

Concurrent Offerings May Result in Unequal Terms Among Investors
The Company is conducting a Regulation D offering of convertible notes in parallel with this Regulation Crowdfunding offering. Although the terms are similar, Regulation D investors may receive Preferred Stock upon conversion, while Regulation Crowdfunding investors will receive Common Stock. As a result, investors in this offering may have different rights in future equity financings or liquidity events, including liquidation preferences or voting rights. Please see the Dilution section of the Form C for how this may affect your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Ignite Biomedical, Inc.

By /s/ Claudio Faira

Title: CEO and Chairman of the Board

By /s/ Claudio Faira

Name: Claudio Faira

Title: CEO and Chairman of the Board

By /s/ Jake Nichols

Name: Jake Nichols

Title: CMO and Secretary of the Board

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet
Ignite Biomedical, Inc.
As of December 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
10000 Ignite Checking (5773) - 8 - 1	1,976.49
10005 BUSINESS SAVINGS (2617) - 8 - 1	35.68
10010 Chase JP Morgan 0601	221,090.06
1072 Bill.com Money Out Clearing	0.00
Total for Bank Accounts	**$223,102.23**
Other Current Assets	
23010 Customer prepayments	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$223,102.23**
Total for Assets	**$223,102.23**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	3,814.50
Total for Accounts Payable	**$3,814.50**
Credit Cards	
20010 Business Gold Card (2000) - 11 - 2	6,999.10
Total for Credit Cards	**$6,999.10**
Other Current Liabilities	
21000 Other Accrued Expenses	0.00
21200 Accrued Interest	448,900.00
25100 Loan from Investors	2,547,500.00
25200 Founder Advance	0.00
Total for Other Current Liabilities	**$2,996,400.00**
Total for Current Liabilities	**$3,007,213.60**
Total for Liabilities	**$3,007,213.60**
Equity	
30200 Member Interest	129,694.47
Opening balance equity	7,786.71
Retained Earnings	-818,087.84
Net Income	-2,103,504.71
Total for Equity	**-$2,784,111.37**
Total for Liabilities and Equity	**$223,102.23**

Profit and Loss by Month
Ignite Biomedical, Inc.
January-December, 2025

	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025	Total
Income													
Cost of Goods Sold													
Gross Profit													
Expenses													
6000 Salaries													
60000 Salaries - Regular	50,000.00	50,000.00	50,000.00		50,000.00	50,000.00	37,500.00	50,000.00	25,000.00	50,000.00	50,000.00	62,500.00	525,000.00
Total for 6000 Salaries	**50,000.00**	**50,000.00**	**50,000.00**		**50,000.00**	**50,000.00**	**37,500.00**	**50,000.00**	**25,000.00**	**50,000.00**	**50,000.00**	**62,500.00**	**$525,000.00**
6100 Payroll Taxes													
61100 Payroll Taxes - Medicare	725.00	725.00	725.00		725.00	725.00	543.75	725.00	362.50	725.00	725.00	906.25	7,612.50
61105 Payroll Taxes - Social Security	3,581.50	3,100.00	3,100.00		3,100.00	3,100.00	2,325.00	3,100.00	843.20	68.20	0.00	0.00	22,317.90
61110 Payroll Taxes - SUI	180.30			78.00									258.30
61115 Payroll Taxes - FUI	0.00												0.00
Total for 6100 Payroll Taxes	**4,486.80**	**3,825.00**	**3,825.00**	**78.00**	**3,825.00**	**3,825.00**	**2,868.75**	**3,825.00**	**1,205.70**	**793.20**	**725.00**	**906.25**	**$30,188.70**
6120 Employee Benefit Expense													
61200 Ee Benefits - Health/Dental	2,105.76	1,052.88	1,052.88		2,105.76	1,052.88	2,105.76		1,052.88	1,052.88	1,052.88	1,052.88	13,687.44
61240 Other Benefits													
Total for 6120 Employee Benefit Expense	**2,105.76**	**1,052.88**	**1,052.88**		**2,105.76**	**1,052.88**	**2,105.76**		**1,052.88**	**1,052.88**	**1,052.88**	**1,052.88**	**$13,687.44**
6200 Supplies													
62000 Office Supplies		58.65	1,026.00	-1,026.00	182.62	59.64	48.18	3.18	3.18	3.18	3.18	3.18	364.99
62015 Copies & Printing	144.13												144.13
Total for 6200 Supplies	**144.13**	**58.65**	**1,026.00**	**-1,026.00**	**182.62**	**59.64**	**48.18**	**3.18**	**3.18**	**3.18**	**3.18**	**3.18**	**$509.12**
6300 Professional Fees													
63000 Consulting Fees		10,000.00	6,349.65	6,494.50	3,000.00		1,500.00	1,500.00	2,250.00	3,086.44	1,500.00	1,500.00	37,180.59
63005 Accounting Fees - Outsourced	900.00	3,150.00	2,101.75	912.50	2,350.00	-212.50	475.00	100.00	100.00	100.00	1,475.00	1,475.00	12,926.75
63010 Accounting Fees - Audit/Tax				4,500.00							4,000.00		8,500.00
63015 Legal Fees	550.00	10,625.00			1,283.50	824.00		216.30		4,269.86	9,903.45	7,979.36	35,651.47
Total for 6300 Professional Fees	**1,450.00**	**23,775.00**	**8,451.40**	**11,907.00**	**6,633.50**	**611.50**	**1,975.00**	**1,816.30**	**2,350.00**	**7,456.30**	**16,878.45**	**10,954.36**	**$94,258.81**
6320 Technology Fees													
63200 Technology Services										2,750.00			2,750.00
63215 Software Services/Recurring	10,464.20	9,041.49	603.67	701.47	972.50	636.06	629.55	875.40	1,343.55	1,014.93	950.81	661.95	27,895.58
Total for 6320 Technology Fees	**10,464.20**	**9,041.49**	**603.67**	**701.47**	**972.50**	**636.06**	**629.55**	**875.40**	**1,343.55**	**3,764.93**	**950.81**	**661.95**	**$30,645.58**
6410 Contract Services													
64100 Contract labor	913.00	2,593.00		1,674.48				0.00					5,180.48
64115 Payroll Processing Fees	216.20	73.70	73.70		211.20	78.20		304.27	227.46	113.36	113.36	242.25	1,653.70
64120 Contract Services - Other	425.00						39.00				238.00		702.00
Total for 6410 Contract Services	**1,554.20**	**2,666.70**	**73.70**	**1,674.48**	**211.20**	**78.20**	**39.00**	**304.27**	**227.46**	**113.36**	**351.36**	**242.25**	**$7,536.18**
6440 Fees-Other													
64400 Bank Fees	31.00	470.00	5.00	30.00	25.00	45.00	60.00	35.00	35.00	40.00	25.00	76.23	877.23
64405 Credit Card Fees						120.00							120.00
Total for 6440 Fees-Other	**31.00**	**470.00**	**5.00**	**30.00**	**25.00**	**165.00**	**60.00**	**35.00**	**35.00**	**40.00**	**25.00**	**76.23**	**$997.23**
6500 Facility Expense													
65000 Facility Rental	1,392.87	1,392.87	1,392.87	1,418.97	1,392.87	1,993.39	1,593.39	1,763.69	1,597.64	1,597.64	1,597.64	876.85	18,010.69
65100 Utilities							12.75	12.75	12.75	12.75	12.75	12.75	76.50
Total for 6500 Facility Expense	**1,392.87**	**1,392.87**	**1,392.87**	**1,418.97**	**1,392.87**	**1,993.39**	**1,606.14**	**1,776.44**	**1,610.39**	**1,610.39**	**1,610.39**	**889.60**	**$18,087.19**
6700 Insurance Expense													
67000 Insurance - D&O					15.84								15.84
67025 Insurance - Other			1,406.68	703.34	703.34	703.33	703.33	703.33	703.33	703.33	703.33	703.33	7,736.67
Total for 6700 Insurance Expense			**1,406.68**	**703.34**	**719.18**	**703.33**	**703.33**	**703.33**	**703.33**	**703.33**	**703.33**	**703.33**	**$7,752.51**
6800 Communications													
68000 Communications - Telephone						2,985.14							2,985.14
68010 Communications - Data/Internet							9.65		9.95				19.60
68100 Postage		16.00	32.08		188.13					8.55			244.76
Total for 6800 Communications		**16.00**	**32.08**		**188.13**	**2,985.14**	**9.65**		**9.95**	**8.55**			**$3,249.50**
6900 Travel Expenses							10.00						10.00
69000 T&E - Airfare	274.27			319.00	1,476.93	1,661.67			134.38				3,866.25
69005 T&E - Lodging	119.00	3,468.87		1,281.14		385.43			178.40				5,432.84
69010 T&E - Auto					631.71	394.42	154.22	222.65	141.42			8.00	1,552.42
69020 T&E - Client Meals		119.02	149.22	45.93	342.36							234.04	890.57
69025 T&E - Employee Meals	1,826.90	205.06	346.42	663.81	1,049.80	480.75	825.74	73.54	403.91	431.13	106.25	203.98	6,617.29
69030 T&E - Entertainment					44.67	39.00							83.67
69040 T&E - Rental Car/Fuel	42.17	77.01		108.33		35.91							263.42
69050 T&E - Other		428.00	320.00	-321.00									427.00
Total for 6900 Travel Expenses	**2,262.34**	**4,297.96**	**815.64**	**2,097.21**	**3,545.47**	**2,997.18**	**989.96**	**296.19**	**858.11**	**431.13**	**106.25**	**446.02**	**$19,143.46**
7100 Business Licenses & Taxes													
71000 Business licenses		124.00					125.00					49.00	298.00
71015 Other Taxes		809.00											809.00
71020 Penalties and Interest											181.48		181.48
Total for 7100 Business Licenses & Taxes		**933.00**					**125.00**				**181.48**	**49.00**	**$1,288.48**
7110 Advertising & Marketing Expense													
71100 Advertising	110.00		2,549.06	192.96	208.00	297.67	1,781.90	223.50	388.08	46.70		4,488.00	10,285.87
71145 Product Research & Development												0.00	0.00
71305 Charitable Contributions	700.00												700.00
Total for 7110 Advertising & Marketing Expense	**810.00**		**2,549.06**	**192.96**	**208.00**	**297.67**	**1,781.90**	**223.50**	**388.08**	**46.70**		**4,488.00**	**$10,985.87**
7120 Employee Retention													
71205 Dues & Memberships												540.00	540.00
71210 Books & Subscriptions		48.00			110.00								158.00
Total for 7120 Employee Retention		**48.00**			**110.00**							**540.00**	**$698.00**
Total for Expenses	**74,701.30**	**97,577.55**	**71,233.98**	**17,777.43**	**70,119.23**	**65,404.99**	**50,442.22**	**59,858.61**	**34,787.63**	**66,023.95**	**72,588.13**	**83,513.05**	**$764,028.07**
Net Operating Income	**-74,701.30**	**-97,577.55**	**-71,233.98**	**-17,777.43**	**-70,119.23**	**-65,404.99**	**-50,442.22**	**-59,858.61**	**-34,787.63**	**-66,023.95**	**-72,588.13**	**-83,513.05**	**-$764,028.07**
Other Income													
80000 Interest Income			0.33	0.01									0.34
Interest earned	0.43	0.39											0.82
Total for Other Income	**0.43**	**0.39**	**0.33**	**0.01**									**$1.16**
Other Expenses													
80005 Interest Expense	7,500.00	7,500.00	31,875.00	31,875.00	32,079.00	32,256.78	32,571.03	32,680.06	32,787.88	32,998.96	32,914.60	31,983.49	339,021.80
80200 Prior Period Adjustment												1,000,000.00	1,000,000.00
81105 Income Tax - Franchise/Income				456.00									456.00
Total for Other Expenses	**7,500.00**	**7,500.00**	**31,875.00**	**32,331.00**	**32,079.00**	**32,256.78**	**32,571.03**	**32,680.06**	**32,787.88**	**32,998.96**	**32,914.60**	**1,031,983.49**	**$1,339,477.80**
Net Other Income	**-7,499.57**	**-7,499.61**	**-31,874.67**	**-32,330.99**	**-32,079.00**	**-32,256.78**	**-32,571.03**	**-32,680.06**	**-32,787.88**	**-32,998.96**	**-32,914.60**	**-1,031,983.49**	**-$1,339,476.64**
Net Income	**-82,200.87**	**-105,077.16**	**-103,108.65**	**-50,108.42**	**-102,198.23**	**-97,661.77**	**-83,013.25**	**-92,538.67**	**-67,575.51**	**-99,022.91**	**-105,502.73**	**-1,115,496.54**	**-$2,103,504.71**

Statement of Cash Flows

Ignite Biomedical, Inc.

January 1-December 31, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-2,103,504.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
20000 Accounts Payable (A/P)	3,814.50
20010 Business Gold Card (2000) - 11 - 2	3,190.93
21000 Other Accrued Expenses	0.00
21200 Accrued Interest	333,750.00
23010 Customer prepayments	1,000,000.00
25100 Loan from Investors	622,500.00
25200 Founder Advance	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$1,963,255.43**
Net cash provided by operating activities	**-$140,249.28**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
30200 Member Interest	129,694.47
Net cash provided by financing activities	**$129,694.47**
NET CASH INCREASE FOR PERIOD	**-$10,554.81**
Cash at beginning of period	**$233,657.04**
CASH AT END OF PERIOD	**$223,102.23**

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	5,000,000	50	-	-	50
Contributed capital	-	-	-	-	1,500,000	-	1,500,000
Net income (loss)	-	-	-	-	-	(300,232)	(300,232)
31-Dec-23	-	$ -	5,000,000	$ 50	$ 1,500,000	$ (300,232)	$ 1,199,818
Contributed capital	-	-	-	-	749,282		
Net income (loss)	-	-	-	-	-	(517,884)	(517,884)
31-Dec-24	-	$ -	5,000,000	$ 50	$ 2,249,282	$ (818,116)	$ 681,934
Contributed capital	-	-	-	-	480,000	-	480,000
Net income (loss)	-	-	-	-	-	(859,755)	(859,755)
31-Dec-25	-	$ -	5,000,000	$ 50	$ 2,729,282	$ (1,677,871)	$ 302,179

NOTE 1 – NATURE OF OPERATIONS

IGNITE BIOMEDICAL, INC. was formed on November 2, 2022 ("Inception") in the State of Delaware. The financial statements of IGNITE BIOMEDICAL, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in MEDFIELD, MASSACHUSETTS.

IGNITE BIOMEDICAL, INC. develops and commercializes blood-based biomarker discoveries into diagnostic/prognostic tests and precision drug targets. We are a joint venture with Liquid Biosciences, who owns and operates an evolutionary computing AI platform called EMERGE. Liquid Biosciences licenses biomarker discoveries to the Company to commercialize. Current portfolios include autoimmune disease, substance use disorder, post traumatic stress disorder, and autism spectrum disorder.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of commercial tests and/or drug targets when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Cash Loan
We currently have an outstanding loan from an investor for $500,000. The promissory note is dated March 5, 2025 and carries an interest rate of 7%. The loan remains open with no stipulations for a payback period.

Convertible Note Round 1
Our initial fundraising round was opened in the third quarter of 2023. The convertible note was subject to a $10 million cap, 20% discount, and 15% interest.

Convertible Note Round 2
Our second convertible note round was opened in the third quarter of 2024 and was subject to the following terms: a $20 million cap, 20% discount, and 15% interest. A total of $1,055,000 was raised in this round.

Crowd Funding Round
We launched a crowd funding campaign facilitated by StartEngine in the second quarter of 2024. The terms were as follows: a $20 million cap, 20% discount, and 15% interest. A total of $174,282 was raised in this round.

Medovation
We entered into an advisory agreement with Medovation in September of 2024. Payment for services was deferred at a rate of $5,000 per month. The contract was paused indefinitely in December 2025. The total amount owed for services rendered is $85,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of April 30, 2026 the company has currently issued 5,000,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 852,729 shares of our preferred stock with par value of $0.00001. As of April 30, 2026 the company has currently issued 0 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Options Awarded to Medovation
As compensation for advisory services, Medovation was awarded 317,633 option shares for common stock which will be 100% vested on June 1, 2026.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 2, 2022 through April 30, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Claudio Faria, the Chief Executive Officer of Ignite Biomedical, Inc., hereby certify that the financial statements of Ignite Biomedical, Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $0; taxable income of $-996,669 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of April, 2026.

(Signature)

Claudio Faria

Chief Executive Officer

April 29, 2026